UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

192176105
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (973) 597-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192176105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Andrew Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	515,416*
	8	SHARED VOTING POWER	0*
	9	SOLE DISPOSITIVE POWER	515,416*
	10	SHARED DISPOSITIVE POWER	0*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,416*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%*
14	TYPE OF REPORTING PERSON IN

*As of February 18, 2021, Andrew Gordon (the “Reporting Person”) holds a total of 515,416 shares of common stock, par value $0.001 per share (“Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), or 8.7% of the shares of Common Stock deemed issued and outstanding as of the date hereof. The shares of Common Stock reported herein includes (i) 9,000 shares of Common Stock held directly by the Reporting Person, (ii) 273,750 shares of Common Stock held by the Reporting Person through A. Gordon Family Ventures LLC and (iii) 232,666 shares of Common Stock issuable upon exercise of an option (the “Option”). The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. On April 18, 2019, the Reporting Person was granted the Option with respect to 349,000 shares of Common Stock, of which 232,666 shares of Common Stock are exercisable within 60 days of the date hereof.

The beneficial ownership percentage is based on 5,708,599 shares of Common Stock issued and outstanding as of January 21, 2021 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 16, 2021.

CUSIP No. 192176105	SCHEDULE 13D	Page 3 of 4 Pages

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by Andrew Gordon (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 2020 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following paragraph in lieu thereof:

On April 18, 2019, the Issuer granted to the Reporting Person, pursuant to the Issuer’s 2013 Equity Compensation Plan, a stock option (the “Option”) to purchase 349,000 shares of Common Stock at an exercise price of $5.43 per share, of which 232,666 shares of Common Stock are exercisable within 60 days of the date hereof. The Option vests one-third on each of the one year, two year and three year anniversaries of the date of grant and can be exercised at any time as to vested shares until the Option’s expiration date of April 18, 2029.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

As of February 18, 2021, the Reporting Person holds a total of 515,416 shares of the Issuer’s Common Stock, or 8.7% of the shares of Common Stock deemed issued and outstanding as of the date hereof. The shares of Common Stock reported herein includes (i) 9,000 shares of Common Stock held directly by the Reporting Person, (ii) 273,750 shares of Common Stock held by the Reporting Person through A. Gordon Family Ventures LLC and (iii) 232,666 shares of Common Stock issuable upon exercise of an option (the “Option”). The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock. On April 18, 2019, the Reporting Person was granted the Option with respect to 349,000 shares of Common Stock, of which 232,666 shares of Common Stock are exercisable within 60 days of the date hereof. The beneficial ownership percentage is based on 5,708,599 shares of Common Stock issued and outstanding as of January 21, 2021 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 16, 2021.

The Reporting Person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a-b) The Reporting Person may be deemed to beneficially own (with sole voting and dispositive power) 515,416 shares of Common Stock, which represents approximately 8.7% of the outstanding Common Stock of the Issuer as of the date hereof.

(c) The Reporting Person has not effected any transactions in the Company’s Common Stock during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d) No person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Schedule 13D.

(e) Not applicable.

CUSIP No. 192176105	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2021	By:	/s/ Andrew Gordon
Andrew Gordon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).